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                                                                     EXHIBIT (1)



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FOR IMMEDIATE RELEASE

            HYDROGENICS REPORTS SECOND QUARTER 2001 FINANCIAL RESULTS

TORONTO, AUGUST 24, 2001 - HYDROGENICS CORPORATION (NASDAQ:HYGS AND TSE:HYG), a leading designer and manufacturer of proton exchange membrane (PEM) fuel cell systems, today announced the highlights of its corporate activity and its financial results for the second quarter ending June 30, 2001.

Hydrogenics recorded revenues of US$ 1.1 million for the three months ended June 30, 2001, compared to US$ 2.8 million for the same period in 2000. Hydrogenics incurred a net loss of US$ 2.3 million or ($0.06) per share for the three months ended June 30, 2001, compared to a net income of US$ 0.5 million or $0.01 per share for the same period in 2000. Excluding the effect of foreign exchange the Company incurred a net loss for the second quarter of US$ 0.8 million or ($0.02) per share.

"Despite a deterioration of global market conditions, we continue to strengthen our growing list of strategic customers. Such partnerships, like the recent exclusive distribution arrangement with Toyota Tsusho, demonstrate that our products and technology are highly regarded by the world's largest manufacturing companies," said Pierre Rivard, President and CEO of Hydrogenics. "During the second quarter, Hydrogenics made promising advancements to our commercial power products. Turning our fuel cell power applications into a commercial success remains the highest priority for our company."

"As anticipated, our full year revenue forecast remains weighted towards the second half of the year. We currently expect 2001 revenues to be in the range of US$ 9 million to US$10 million. EPS is expected to improve to ($0.01) to ($0.05) per share from our previous guidance of ($0.02) to ($0.07) per share for the year. Despite a softening economy, we continue to receive a healthy flow of new and repeat orders from our growing list of customers", said Pierre Rivard.

                    BUSINESS HIGHLIGHTS OF THE SECOND QUARTER

- Entered into an exclusive distribution arrangement with Toyota Tsusho Corporation to market and sell FCATS products to the Japanese market.

- Finalized the terms of a collaborative agreement with a world leader in catalysts and catalyzed components for fuel cells to develop a fully integrated fuel processor system.

- Signed an exclusive distribution agreement with Hankook BEP Co. Ltd. to market and sell FCATS products in the Korean market.

- Negotiated two additional system integration contracts to deliver fuel cell power modules.

                        FUEL CELL TECHNOLOGY ADVANCEMENTS

- Initiated bench-testing of GENESYS power modules in order to prepare them for integration into fuel cell power products. GENESY power modules are the building blocks of Hydrogenics' future commercial power products and have been designed to be adaptable to a wide variety of commercial applications without major modification.
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-    Initiated assembly of HyUPS(TM) prototype, a fully integrated UPS system for critical backup power applications. The HyUPS(TM) prototype incorporates a 25 kW GENESYS power module.

- Successfully demonstrated the HyPORT(TM) multi-kW portable power generator at a military trade show in California. The HyPORT(TM) generator powered Hydrogenics' booth and other neighboring exhibitors during an unanticipated power outage, providing a real-life opportunity to showcase the system's functionality and reliability.

- Accomplished significant progress in the development of the 50 kW HySTAT(TM) stationary system. This product targets multi-residential and commercial building applications.

- 3rd generation fuel cell stack technology exceeded 2000 hours in continued durability testing. Initial testing of Hydrogenics' 5th generation stack confirmed a 40% increase in power density over the previous stack design.

- 3rd generation PEM electrolyzer exceeded 1000 hours operation following the accumulation of over 1700 hours on the 2nd generation electrolyzer.

                    FINANCIAL DETAILS FOR THE SECOND QUARTER

Revenues were US$ 1.1 million for the three months ended June 30, 2001, compared to US$ 2.8 million for the same period in 2000. For the six months ended June 30, 2001, revenues were US$1.7 million compared to US$ 4.5 million in the corresponding period in 2000. At the end of the second quarter the Company had outstanding orders of US$ 3.9 million.

The Company realized a gross margin of US$ 0.4 million, or 34 percent of revenues, for the three months ended June 30, 2001, compared to US$ 1.1 million or 40 percent of revenues for the same period in 2000. For the six month period the Company realized a gross margin of US$ 0.6 million or 33 percent, compared to US$ 1.5 million or 34 percent of revenues for the corresponding period in 2000.

Interest income, net of bank charges, increased to US$ 0.8 million for the three months ended June 30, 2001, compared to US$ 23,000 for the three months ended June 30, 2000. For the six month period ended June 30, 2001, interest income increased to US$ 1.8 million compared to US$ 41,000 in the corresponding period in 2000. The Company incurred a foreign exchange loss of US$1.5 million for the three months ended June 30, 2001, as a result of a strengthening Canadian dollar against the U.S. dollar.

CONFERENCE CALL DETAILS

Hydrogenics will conduct a conference call to discuss second quarter results which will be simultaneously Webcast live on Friday August 24, 2001 at 10:00 a.m. EST / 7:00 a.m. PST. The call will feature Pierre Rivard, President and CEO, Robert Edwards, Vice President, Corporate Development and Jim Collins, Vice President, Finance and Administration. Investors are invited to listen to the call live via the Hydrogenics corporate Web site, http://www.hydrogenics.com. Please go to the web site at least 15 minutes early to register, download, and install any necessary audio software. A replay of the call will be available on the Hydrogenics corporate site two hours after the completion of the conference call.

About Hydrogenics
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Hydrogenics Corporation (www.hydrogenics.com) is a fuel cell technology company focused on the commercialization of proton exchange membrane ("PEM") fuel cells for clean power generation. Hydrogenics develops and manufactures fully integrated PEM fuel cell test systems, including related peripheral products and associated diagnostic and control equipment. The knowledge and expertise that Hydrogenics has acquired from the development and manufacture of its fully automated test and control systems is being actively applied to the development of fuel cell power generation products with broad commercial applications. Hydrogenics' strategy is to exploit energy markets across the transportation, stationary and portable spectrum. Hydrogenics' head office is located in Mississauga, Ontario, Canada.

This release contains forward-looking statements within the meaning of the "safe harbour" provisions of the U.S. Private Securities Litigation Reform Law of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward looking statements. These risks include the following: (1) technological changes or changes in the competitive environment adversely affecting the products, markets, revenues or margins of Hydrogenics' business; (2) changes in general economic, financial or business conditions adversely affecting the business or the markets in which Hydrogenics operates, (3) the ability to attract and retain customers and business partners, and (4) dependency on third party suppliers. These factors should be considered carefully and readers should not place undue reliance on Hydrogenics' forward-looking statements. Investors are encouraged to review the section captioned "Risk Factors" in Hydrogenics' Form 20F filed with the Securities and Exchange Commission on May 22, 2001 for a more complete discussion of factors that could affect Hydrogenics' future performance. Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release.

COMPANY CONTACTS:
Hydrogenics, Mississauga, Canada
Investor Relations
Phone: 905/361/3660 Email: investors@hydrogenics.com
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HYDROGENICS CORPORATION

Consolidated Balance Sheets
As at June 30, 2001 and December 31, 2000
--------------------------------------------------------------------------------
(expressed in thousands of U.S. dollars, except per share amounts)

                                                  JUNE 30,      DECEMBER 31,
                                                      2001              2000
                                                         $                 $

                                               (unaudited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents                           71,990            77,436
Accounts receivable and unbilled revenues            2,044             2,582
Grants receivable                                      316                75
Inventories                                          3,749             1,213
Prepaid expenses                                       427               122
                                                   -------           -------

                                                    78,526            81,428

DEPOSITS                                                66                67

CAPITAL ASSETS                                       2,751             1,497
                                                   -------           -------

                                                    81,343            82,992
                                                   =======           =======
LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities             1,154             2,463
Income taxes payable                                    21               169
                                                   -------           -------

                                                     1,175             2,632

LOAN PAYABLE                                           208               100
                                                   -------           -------
                                                     1,383             2,732
                                                   -------           -------

SHAREHOLDERS' EQUITY

Share capital                                       80,747            80,740
Deficit                                             (1,201)           (1,843)
Currency translation adjustment                        414             1,363
                                                   -------           -------

                                                    79,960            80,260
                                                   -------           -------
                                                    81,343            82,992
                                                   =======           =======

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HYDROGENICS CORPORATION
(Unaudited)
Consolidated Statements of Operations and Retained Earnings (Deficit)
For the three-month and six-month periods ended June 30, 2001 and 2000
--------------------------------------------------------------------------------
(expressed in thousands of U.S. dollars, except per share amounts)

                                                                     THREE MONTHS ENDED                      SIX MONTHS ENDED
                                                                               JUNE 30,                              JUNE 30,
                                                              -------------------------             -------------------------
                                                                2001               2000               2001               2000
                                                                   $                  $                  $                  $

REVENUES                                                       1,108              2,809              1,763              4,459

COST OF REVENUES                                                 734              1,686              1,177              2,922
                                                              ------             ------             ------             ------
                                                                 374              1,123                586              1,537
                                                              ------             ------             ------             ------

OPERATING EXPENSES

Selling, general and administrative                            1,175                377              1,993                751
Research and development                                         845                216              1,481                409
Research and development grants                                 (225)               (46)              (553)              (105)
Depreciation of capital assets                                    49                 13                 94                 23
                                                              ------             ------             ------             ------
                                                               1,844                560              3,015              1,078
                                                              ------             ------             ------             ------
INCOME (LOSS) FROM OPERATIONS                                 (1,470)               563             (2,429)               459
                                                              ------             ------             ------             ------

OTHER INCOME (EXPENSES)

Accrued dividends and amortization of
  discount on preferred shares                                    --                (82)                --               (149)
Provincial capital tax                                           (63)                --               (127)                --
Interest                                                         779                 23              1,768                 41
Foreign exchange                                              (1,473)                --              1,516                 --
                                                              ------             ------             ------             ------
                                                                (757)               (59)             3,157               (108)
                                                              ------             ------             ------             ------
INCOME (LOSS) BEFORE INCOME TAXES                             (2,227)               504                728                351

CURRENT INCOME TAX EXPENSE                                        43                274                 86                268
                                                              ------             ------             ------             ------
NET INCOME (LOSS) FOR THE PERIOD                              (2,270)               230                642                 83
RETAINED EARNINGS (DEFICIT) -  BEGINNING OF PERIOD             1,070               (254)            (1,843)              (107)
                                                              ------             ------             ------             ------

DEFICIT - END OF PERIOD                                       (1,200)               (24)            (1,201)               (24)
                                                              ======             ======             ======             ======
EARNINGS (LOSS) PER SHARE (note 5)
Basic                                                          (0.06)              0.01               0.02               0.00
Diluted                                                        (0.06)              0.01               0.02               0.00

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HYDROGENICS CORPORATION
(Unaudited)
Consolidated Statements of Cash Flows
For the three-month and six-month periods ended June 30, 2001 and 2000
--------------------------------------------------------------------------------
(expressed in thousands of U.S. dollars, except per share amounts)

                                                                  THREE MONTHS ENDED                            SIX MONTHS ENDED
                                                                            JUNE 30,                                    JUNE 30,
                                                       -----------------------------               -----------------------------
                                                          2001                  2000                  2001                  2000
                                                             $                     $                     $                     $
Cash provided by (used in)
OPERATING ACTIVITIES

Net income (loss) for the period                        (2,270)                  230                   642                    83
Items not affecting cash
    Depreciation of capital assets                         141                    27                   261                    45
    Amortization of discount on preferred
      shares                                                --                    24                    --                    44
    Foreign exchange                                        47                    --                  (434)                   --
    Imputed interest on grant payable                        5                    --                     9                    --
Net change in non-cash working  capital                 (2,565)                 (765)               (3,974)               (1,753)
                                                       -------               -------               -------               -------
                                                        (4,642)                 (484)               (3,496)               (1,581)
                                                       -------               -------               -------               -------

INVESTING ACTIVITIES

Purchase of capital assets                                (475)                 (160)               (1,520)                 (322)
                                                       -------               -------               -------               -------

FINANCING ACTIVITIES

Increase in loan payable                                    --                    94                    98                    95
Preferred shares issued - net of issuance
  costs                                                     --                    --                    --                 3,623
Common shares issued                                         2                     4                     7                     4
                                                       -------               -------               -------               -------
                                                             2                    98                   105                 3,722
                                                       -------               -------               -------               -------
Increase (decrease) in cash and cash
  equivalents during the period                         (5,115)                 (546)               (4,911)                1,819

Effect of exchange rate on cash                          2,642                   (49)                 (535)                  (80)
Cash and cash equivalents - Beginning
  of period                                             74,463                 2,787                77,436                   453
                                                       -------               -------               -------               -------
Cash and cash equivalents - End of period               71,990                 2,192                71,990                 2,192
                                                       =======               =======               =======               =======
SUPPLEMENTAL DISCLOSURE

Interest paid                                               --                    --                     1                    --
Income taxes paid                                           43                    --                   232                    --
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